Similarweb announces planned CFO departure after 10 years of service
TEL AVIV, Israel--(September 2, 2025)-- Similarweb Ltd. (NYSE: SMWB), a leading digital data and market intelligence company, today announced that after a decade of service, Jason Schwartz, Chief Financial Officer, will be leaving the company to pursue other opportunities. The company has initiated a search for a new CFO. Mr. Schwartz will continue in his role until his departure or until a successor is appointed, to ensure a smooth transition.
“Jason has been an integral part of Similarweb’s journey,” said Or Offer, Co-Founder and CEO of Similarweb. “Since joining the company 10 years ago, he has helped guide us from a $20 million revenue startup to a fast-growing, profitable, and cash-generative business listed on the NYSE. Beyond the numbers, Jason has been a trusted partner, a steady hand through our growth stages, and a true colleague and friend. After such a meaningful tenure, it’s natural that he is ready for his next chapter, and on behalf of the entire team, I want to thank him for his many contributions and wish him every success in the future.”

“It’s been an incredible journey," said Jason Schwartz. “I’m proud of what we’ve achieved and grateful to Or and the rest of the team for the opportunity to help build one of the most innovative companies in digital intelligence. I leave confident that Similarweb is in great hands and well-positioned for continued success.”
Or Offer added, “The company recently reported strong second quarter financial results that were better than expected, including positive non-GAAP operating profit*, and which reflect the demand for its digital data and its continued focus on disciplined execution. Our financial position is strong, and we remain focused on executing against our strategic priorities — including AI innovation, enterprise expansion, and sustainable growth. We are confident in meeting our Q3 financial targets and reaffirm our full year guidance, reflecting our strong momentum and execution discipline.”

About Similarweb
Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb's products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Contacts
Press Contact:
David Carr
Similarweb
press@similarweb.com
Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

*This statement references a non-GAAP financial measure. Reconciliations to the most directly comparable GAAP financial measures are available in the earnings release and the earnings presentation for our second quarter ended June 30, 2025, filed on the Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 on Form 6-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.